Exhibit 99.2

Press Release

Media contact

Sabine Blessing

T +1 800 723 2384

sabine.blessing@fmc-ag.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Fresenius Medical Care completes change of legal form into a German stock corporation

●	Change of legal form simplifies the corporate governance structure as a German stock corporation (Aktiengesellschaft)

●	The composition of the Management Board remains as before; the new Supervisory Board assumes office with immediate effect

●	Business model and strategic plan remain strong and continue to translate into improved operating performance

Bad Homburg (November 30, 2023) Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, announces the successful completion of its change of legal form from a partnership limited by shares (Kommanditgesellschaft auf Aktien, KGaA) into a German stock corporation (Aktiengesellschaft, AG) as of November 30, 2023. With this important milestone, Fresenius Medical Care is opening a new chapter in the history of the Company with a simplified corporate governance structure that gives the Company more flexibility and autonomy. The role of the free float shareholders is also strengthened.

With the successful completion, the new Supervisory Board takes office, and comprises Shervin J. Korangy, Dr Marcus Kuhnert, Gregory Sorensen, M.D., Pascale Witz, who were formally elected by the Extraordinary General Meeting on July 14, 2023. As the largest shareholder with approx. 32.2 percent of the ordinary share capital, Fresenius SE & Co. KGaA (Fresenius) has appointed its CEO Michael Sen and its CFO Sara Hennicken as members of the new Supervisory Board – with Michael Sen serving as Chair. In addition to the six shareholder representatives, the new Supervisory Board will also comprise six employee representatives. Their first appointment is expected to be completed in the first quarter of 2024. The committees of the Supervisory Board have been established, while certain representatives will need to be appointed by the end of the first quarter of 2024.

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Michael Sen, Chair of the Supervisory Board of Fresenius Medical Care AG, said: “The deconsolidation is a historic landmark. Fresenius Medical Care gains significantly more freedom and flexibility to ultimately create value for its shareholders and patients. I look forward to supporting the company actively together with my colleagues on the new Supervisory Board.”

Helen Giza, CEO of Fresenius Medical Care AG, affirmed: “Fresenius Medical Care will benefit from its new legal form as it simplifies the governance structure and allows for faster and more agile decision making. I want to extend my thanks and heartfelt gratitude to all involved in supporting the deconsolidation process this year. Our business model remains strong as we continue implementing our strategic plan and turnaround measures. Our patient centricity is at the heart of our mission and core of our brand, and our unwavering focus on execution continues translating into improved operating performance.”

We expect that the trading of Fresenius Medical Care’s shares and ADS will continue under the new company name of Fresenius Medical Care AG as of Friday December 1, 2023.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,014 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 342,000 patients around the globe and is the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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